UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Benefytt Technologies, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

08182C106

(CUSIP Number)

Voss Capital, LLC

3773 Richmond Avenue, Suite 500

Houston, Texas 77046

(832) 519-9427

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 9, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08182C106

1	NAME OF REPORTING PERSON

VOSS VALUE FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

500,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 08182C106

1	NAME OF REPORTING PERSON

VOSS ADVISORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

500,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 08182C106

1	NAME OF REPORTING PERSON

VOSS ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		500,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

500,100
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

500,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.8%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 08182C106

1	NAME OF REPORTING PERSON

VOSS CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		780,090
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

780,090
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 08182C106

1	NAME OF REPORTING PERSON

TRAVIS W. COCKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		780,090
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

780,090
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

780,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.9%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 08182C106

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Voss Value Fund and held in the Voss Managed Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 500,100 Shares beneficially owned by Voss Value Fund is approximately $10,613,800, excluding brokerage commissions. The aggregate purchase price of the 279,990 Shares held in the Voss Managed Account is approximately $5,823,492, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 13,227,280 Shares outstanding as of May 4, 2020, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 11, 2020.

A.	Voss Value Fund
(a)	As of the close of business on July 13, 2020, Voss Value Fund beneficially owned 500,100 Shares.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 500,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500,100
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Voss Advisors
(a)	Voss Advisors, as the general partner of Voss Value Fund, may be deemed the beneficial owner of the 500,100 Shares owned by Voss Value Fund.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 500,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500,100
4. Shared power to dispose or direct the disposition: 0

7

CUSIP No. 08182C106

(c)	Voss Advisors has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
C.	Voss GP
(a)	Voss GP, as the general partner of Voss Advisors, may be deemed the beneficial owner of the 500,100 Shares owned by Voss Value Fund.

Percentage: Approximately 3.8%

(b)	1. Sole power to vote or direct vote: 500,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500,100
4. Shared power to dispose or direct the disposition: 0

(c)	Voss GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
D.	Voss Capital
(a)	As of the close of business on July 13, 2020, 279,990 Shares were held in the Voss Managed Account. Voss Capital, as the investment manager of Voss Value Fund, may be deemed to beneficially own the 500,100 Shares owned by Voss Value Fund.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 780,090
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 780,090
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Voss Capital through the Voss Managed Account and on behalf of Voss Value Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Cocke
(a)	Mr. Cocke, as the managing member of each of Voss GP and Voss Capital, may be deemed the beneficial owner of the (i) 500,100 Shares owned by Voss Value Fund and (ii) 279,990 Shares held in the Voss Managed Account.

Percentage: Approximately 5.9%

(b)	1. Sole power to vote or direct vote: 780,090
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 780,090
4. Shared power to dispose or direct the disposition: 0

8

CUSIP No. 08182C106

(c)	Mr. Cocke has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of Voss Value Fund and through the Voss Managed Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously disclosed, Voss Value Fund purchased exchange-listed American-style call options referencing an aggregate of 10,000 Shares, which had an exercise price of $10 and expired on May 15, 2020. As previously disclosed, Voss Value Fund sold certain of such call options referencing an aggregate of 4,600 Shares. On April 30, 2020, Voss Value Fund sold the remaining call options referencing an aggregate of 5,400 Shares. Accordingly, Voss Value Fund no longer has any exposure to such call options.

As previously disclosed, Voss Value Fund purchased exchange-listed American-style call options referencing an aggregate of 5,000 Shares, which have an exercise price of $10 and expire on January 21, 2022. As previously disclosed, Voss Value Fund sold certain of such call options referencing an aggregate of 3,000 Shares. On June 9, 2020, Voss Value Fund sold the remaining call options referencing an aggregate of 2,000 Shares, as further detailed in Schedule A. Accordingly, Voss Value Fund no longer has any exposure to such call options.

All transactions with respect to securities of the Issuer as reported on Schedule A are incorporated herein by reference.

9

CUSIP No. 08182C106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 13, 2020

Voss Value Fund, L.P.

By:	Voss Capital, LLC Investment Manager

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors, LP

By:	Voss Advisors GP, LLC General Partner

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Advisors GP, LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

Voss Capital LLC

By:	/s/ Travis W. Cocke
	Name:	Travis W. Cocke
	Title:	Managing Member

/s/ Travis W. Cocke
Travis W. Cocke

10

CUSIP No. 08182C106

Schedule A

Transactions in the Securities of the Issuer During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

Voss Value Fund, L.P.

Sale of Class A Common Stock	(5,000)	23.5414	05/20/2020
Purchase of Class A Common Stock	1,300	23.6106	05/21/2020
Purchase of Class A Common Stock	5,100	21.4587	05/22/2020
Purchase of Class A Common Stock	2,500	21.5600	05/27/2020
Sale of Class A Common Stock	(5,381)	21.3264	05/28/2020
Sale of Class A Common Stock	(2,937)	21.1762	05/28/2020
Sale of Class A Common Stock	(2,600)	21.0127	05/28/2020
Sale of Class A Common Stock	(5,000)	19.7904	05/29/2020
Sale of Class A Common Stock	(7,982)	19.6205	05/29/2020
Sale of Class A Common Stock	(4,000)	20.5221	06/01/2020
Sale of Class A Common Stock	(2,900)	20.2350	06/03/2020
Purchase of Class A Common Stock	2,000	20.8170	06/09/2020
Sale of January 2022 Call Option ($10 Strike Price)[1]	(2,000)	10.6200	06/09/2020
Purchase of Class A Common Stock	10,000	18.9128	06/16/2020
Purchase of Class A Common Stock	5,000	17.9226	06/17/2020
Purchase of Class A Common Stock	5,000	18.6824	06/19/2020
Sale of Class A Common Stock	(45,000)	30.7649	07/13/2020

VOSS CAPITAL, LLC

(Through the Voss Managed Account)

Sale of Class A Common Stock	(3,700)	22.6876	05/18/2020
Sale of Class A Common Stock	(900)	21.4973	05/26/2020
Sale of Class A Common Stock	(2,235)	21.1762	05/28/2020
Sale of Class A Common Stock	(9,100)	20.5232	06/01/2020
Sale of Class A Common Stock	(3,000)	20.1925	06/02/2020
Purchase of January 2022 Put Option ($25 Strike Price)[2]*	3,900	13.8641	06/09/2020
Purchase of July 2020 Call Option ($20 Strike Price)[3]*	10,000	2.2960	06/09/2020
Purchase of August 2020 Call Option ($25 Strike Price)[4]*	10,000	1.7995	06/09/2020
Purchase of November 2020 Call Option ($25 Strike Price)[5]*	9,600	3.1026	06/09/2020
Sale of Class A Common Stock	(10,000)	20.1522	06/23/2020
Sale of Class A Common Stock	(10,000)	19.7170	07/07/2020
Sale of Class A Common Stock	(50,000)	18.7207	07/09/2020
Sale of Class A Common Stock	(31,233)	30.7500	07/13/2020
Sale of Class A Common Stock	(10,000)	30.7703	07/13/2020
Sale of Class A Common Stock	(10,000)	30.7708	07/13/2020

1 Represents shares underlying exchange-listed American-style call options. These call options expire on January 21, 2022.

2 Represents shares underlying exchange-listed American-style put options. These put options expire on January 21, 2022.

3 Represents shares underlying exchange-listed American-style call options. These call options expire on July 17, 2020.

4 Represents shares underlying exchange-listed American-style call options. These call options expire on August 21, 2020.

5 Represents shares underlying exchange-listed American-style call options. These call options expire on November 20, 2020.

* Represents a purchase to cover a short position.